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                             October 20, 2020

       Adrian Gottschalk
       Chief Executive Officer
       Foghorn Therapeutics Inc.
       500 Technology Square, Suite 700
       Cambridge, MA 02142

                                                        Re: Foghorn
Therapeutics Inc.
                                                            Amendment 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed October 19,
2020
                                                            File No. 333-249264

       Dear Mr. Gottschalk :

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1

       Exhibits

   1. Please have counsel revise its legal opinion to cover the number of shares being offered on this registration
statement.
 Adrian Gottschalk
Foghorn Therapeutics Inc.
October 20, 2020
Page 2

       You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameAdrian Gottschalk                       Sincerely,
Comapany NameFoghorn Therapeutics Inc.
                                                          Division of
Corporation Finance
October 20, 2020 Page 2                                   Office of Life
Sciences
FirstName LastName